Exhibit 99.1

XP Inc.

Interim condensed consolidated
financial statements at
March 31, 2023
and report on review

Report on review of interim condensed
consolidated financial statements

To the Board of Directors and Shareholders

XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheets of XP Inc. and its subsidiaries (the “Company”) as at March 31, 2023 and the related interim condensed consolidated statements of income and of comprehensive income, changes in equity and cash flows for the three-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, May 15, 2023

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev

Contadora CRC 1SP245281/O-6

PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16o, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of March 31, 2023 and December 31, 2022 In thousands of Brazilian Reais

Assets	Note	March 31, 2023	December 31, 2022

Cash		3,088,840	3,553,126

Financial assets		180,185,407	177,681,987

Fair value through profit or loss		99,526,681	96,730,159
Securities	4	84,511,400	87,513,004
Derivative financial instruments	5	15,015,281	9,217,155

Fair value through other comprehensive income		29,145,061	34,478,668
Securities	4	29,145,061	34,478,668

Evaluated at amortized cost		51,513,665	46,473,160
Securities	4	10,905,257	9,272,103
Securities purchased under agreements to resell	3	11,830,082	7,603,820
Securities trading and intermediation	9	2,607,109	3,271,000
Accounts receivable		594,600	597,887
Loan operations	7	23,106,926	22,211,161
Other financial assets	15	2,469,691	3,517,189

Other assets		6,193,799	5,760,811
Recoverable taxes		282,820	163,248
Rights-of-use assets	12	233,423	258,491
Prepaid expenses	8	4,250,258	4,240,107
Other		1,427,298	1,098,965

Deferred tax assets	17	1,582,107	1,611,882
Investments in associates and joint ventures	11	2,256,475	2,271,731
Property and equipment	12	304,404	310,894
Goodwill and Intangible assets	12	829,638	844,182

Total assets		194,440,670	192,034,613

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of March 31, 2023 and December 31, 2022 In thousands of Brazilian Reais

Liabilities and equity	Note	March 31, 2023	December 31, 2022

Financial liabilities		128,402,304	127,708,578

Fair value through profit or loss		26,545,169	22,134,674
Securities	4	11,472,086	13,529,265
Derivative financial instruments	5	15,073,083	8,605,409

Evaluated at amortized cost		101,857,135	105,573,904
Securities sold under repurchase agreements	3	25,921,374	31,790,091
Securities trading and intermediation	9	15,269,391	16,062,697
Financing instruments payable	13	46,481,814	43,683,629
Accounts payables		585,660	617,394
Borrowings	14	1,825,181	1,865,880
Other financial liabilities	15	11,773,715	11,554,213

Other liabilities		48,916,078	47,172,782
Social and statutory obligations		503,295	968,119
Taxes and social security obligations		400,112	365,419
Retirement plans liabilities	16	47,806,249	45,733,815
Provisions and contingent liabilities	20	79,388	43,541
Other		127,034	61,888

Deferred tax liabilities	17	76,425	111,043

Total liabilities		177,394,807	174,992,403

Equity attributable to owners of the Parent company	18	17,038,650	17,035,735
Issued capital		24	24
Capital reserve		19,194,538	19,156,382
Other comprehensive income (loss)		(48,311)	(133,909)
Treasury shares		(2,902,621)	(1,986,762)
Retained earnings		795,020	—

Non-controlling interest		7,213	6,475

Total equity		17,045,863	17,042,210

Total liabilities and equity		194,440,670	192,034,613

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements of income and of comprehensive income

For the three months period ended March 31, 2023 and 2022

In thousands of Brazilian Reais, except earnings per share

		Three months period ended March 31,
	Note	2023	2022

Net revenue from services rendered	21	1,345,984	1,264,952
Net income/(loss) from financial instruments at amortized cost and at fair value through other comprehensive income	21	502,113	(144,601)
Net income/(loss) from financial instruments at fair value through profit or loss	21	1,285,892	2,000,996
Total revenue and income		3,133,989	3,121,347

Operating costs	22	(1,016,525)	(864,284)
Selling expenses	23	(14,942)	(19,182)
Administrative expenses	23	(1,093,939)	(1,292,702)
Other operating income (expenses), net	24	18,881	42
Expected credit losses	10	(67,634)	(26,427)
Interest expense on debt		(162,828)	(48,114)
Share of profit (loss) in joint ventures and associates	11	19,146	(14,241)

Income before income tax		816,148	856,439

Income tax credit (expense)	17	(20,203)	(2,190)

Net income for the period		795,945	854,249

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		(17,996)	(51,541)
Gains (losses) on net investment hedge		20,871	47,492
Changes in the fair value of financial assets at fair value through other comprehensive income		80,384	46,608

Other comprehensive income (loss) for the period, net of tax		83,259	42,559

Total comprehensive income for the period		879,204	896,808

Net income attributable to:
Owners of the Parent company		795,020	854,104
Non-controlling interest		925	145

Total comprehensive income attributable to:
Owners of the Parent company		878,279	896,663
Non-controlling interest		925	145

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	26	1.4847	1.5273
Diluted earnings per share	26	1.4823	1.4799

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements of changes in equity

For the three months period ended March 31, 2023 and 2022

In thousands of Brazilian Reais, except earnings per share

			Attributable to owners of the parent
			Capital reserve		Other
	Notes	Issued Capital	Additional paid-in capital	Other Reserves	comprehensive income and Other	Retained Earnings	Treasury Shares	Total	Non- Controlling interest	Total Equity

Balances as of December 31, 2021		23	6,821,176	8,102,139	(334,563)	—	(171,939)	14,416,836	2,793	14,419,629
Comprehensive income for the period
Net income for the period		—	—	—	—	854,104	—	854,104	145	854,249
Other comprehensive income, net		—	—	—	42,559	—	—	42,559	—	42,559
Transactions with shareholders - contributions and distributions
Share based plan	25	—	—	154,699		—	—	154,699	—	154,699
Other changes in equity, net		—	—		91	—	—	91	239	330
Private issuance of shares		1	70,030	—	—	—	—	70,031	—	70,031
Allocations of the net income for the period
Dividends distributed		—	—	—	—	—	—	—	(604)	(604)
Balances as of March 31, 2022		24	6,891,206	8,256,838	(291,913)	854,104	(171,939)	15,538,320	2,573	15,540,893

Balances as of December 31, 2022		24	6,986,447	12,169,935	(133,909)	—	(1,986,762)	17,035,735	6,475	17,042,210
Comprehensive income for the period
Net income for the period		—	—	—	—	795,020	—	795,020	925	795,945
Other comprehensive income, net		—	—	—	83,259	—	—	83,259	—	83,259
Transactions with shareholders - contributions and distributions
Share based plan	25	—	—	38,156	—	—	—	38,156	—	38,156
Other changes in equity, net		—	—	—	2,339	—	—	2,339	119	2,458
Treasury shares	18	—	—	—	—	—	(915,859)	(915,859)	—	(915,859)
Allocations of the net income for the period
Dividends distributed		—	—	—	—	—	—	—	(306)	(306)
Balances as of March 31, 2023		24	6,986,447	12,208,091	(48,311)	795,020	(2,902,621)	17,038,650	7,213	17,045,863

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements of cash flows

For the three months period ended March 31, 2023 and 2022

In thousands of Brazilian Reais, except earnings per share

		Three months ended March 31,
	Note	2023	2022
Operating activities
Income before income tax		816,148	856,439

Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	12	26,516	33,690
Amortization of intangible assets	12	21,326	27,209
Loss on write-off of property, equipment and intangible assets and lease, net	12	5,325	5,164
Share of profit or (loss) in joint ventures and associates	11	(19,146)	14,241
Expected credit losses on financial assets		33,881	26,427
Provision for contingencies, net	20	34,660	699
Net foreign exchange differences		(210,419)	(880,960)
Share based plan	25	38,156	154,699
Interest accrued		154,183	64,711
(Gain) / Loss on the disposal of investments	11	14,083	—
Changes in assets and liabilities
Securities (assets and liabilities)		4,112,334	(6,904,124)
Derivative financial instruments (assets and liabilities)		701,030	(985,553)
Securities trading and intermediation (assets and liabilities)		(135,413)	1,621,790
Securities purchased (sold) under resale (repurchase) agreements		(5,969,509)	684,165
Accounts receivable		(8,431)	109,414
Loan operations		(911,295)	(1,626,138)
Prepaid expenses		(10,151)	10,592
Other assets and other financial assets		334,362	(723,368)
Accounts payable		(32,002)	(426,964)
Financing instruments payable		2,690,874	5,168,058
Social and statutory obligations		(464,824)	(579,387)
Tax and social security obligations		(13,087)	(50,016)
Retirement plans liabilities		2,072,434	4,285,381
Other liabilities and other financial liabilities		312,033	461,857

Cash from/ (used in) operations		3,593,068	1,348,026

Income tax paid		(157,926)	(237,494)
Contingencies paid	20	(199)	(968)
Interest paid		(6,883)	(6,510)
Net cash flows (used in) from operating activities		3,428,060	1,103,054

Investing activities
Acquisition of property and equipment	12	(1,929)	(8,400)
Acquisition of intangible assets	12	(8,348)	(5,184)
Disposal of investments	11	19,338	—
Acquisition of associates and joint ventures	11	—	(111,989)
Net cash flows used in investing activities		9,061	(125,573)

Financing activities
Acquisition of treasury shares	18	(915,859)	—
Issuance of debt securities	30	134,598	—
Payments of borrowings and lease liabilities	30	(27,477)	(24,624)
Transactions with non-controlling interests		119	239
Dividends paid to non-controlling interests		(306)	(604)
Net cash flows from (used in) financing activities		(808,925)	(24,989)

Net increase in cash and cash equivalents		2,628,196	952,492
Cash and cash equivalents at the beginning of the period		4,967,480	3,751,861
Effects of exchange rate changes on cash and cash equivalents		(14,005)	(37,021)
Cash and cash equivalents at the end of the period		7,581,671	4,667,332
Cash		3,088,840	3,221,880
Securities purchased under agreements to resell	3	4,126,706	1,235,486
Interbank certificate deposits	4	236,125	209,966
Other deposits		130,000	—
s

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is Ugland House, 121 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Control LLC, which holds 67.43% of voting rights and is controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements as of March 31, 2023, were approved by the Board of Director’s meeting on May 12, 2023.

1.1	Share buy-back program

In May 2022, the Board of Directors approved a share buy-back program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 12, 2022, continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions.

As of November 04, 2022, the Board of Directors approved an amendment to the share buy-back program. Under the amended program, XP Inc may repurchase up to the amount in dollars equivalent to R$2.0 billion of its outstanding Class A common shares (therefore, an increase of the maximum amount of R$1.0 billion compared to the original program). The program period has not been amended, continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions.

As of March 31, 2023, the company purchased 25,037,192 shares (equivalent to R$ 2,059 million or US$ 394 million), which were acquired at an average price of US$ 15.76 per share, with prices ranging from US$ 10.69 to US$ 24.85. The repurchase limit of R$2.0 billion has been reached on March 31, 2023, and, therefore, the share buy-back program has terminated. As of March 31, 2023, the shares repurchased under the repurchase program corresponded to approximately 4.47% of the entity's capital stock.

1.2	Share purchase agreement with Itaú

On June 8, 2022, XP signed a share purchase agreement with Itaú Unibanco. Under this agreement, XP purchased 1,056,308 outstanding Class B common shares from Itaú Unibanco, equivalent to approximately US$24 million (R$ 117 million), or US$22.65 per share – the same price for which Itaú Unibanco sold 6,783,939 Class A shares on June 7, 2022, to third parties.

On November 10, 2022, XP signed a share purchase agreement with Itaúsa S.A. Under this agreement, XP purchased 5,500,000 outstanding Class A common shares from Itaúsa S.A., equivalent to approximately U$105 million (R$ 562 million), or U$19.10 per share (R$ 102.14 per share). XP utilized its existing cash to fund this share repurchase and the shares are held in treasury.

Those transactions are not part of the share buy-back program (Note 1.1) announced by XP on May 11, 2022.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

2.	Basis of preparation and changes to the Group’s accounting policies

a)	Basis of preparation

The unaudited interim condensed consolidated balance sheet as of March 31, 2023, and the unaudited interim condensed consolidated statements of income and comprehensive income, changes in equity and cash flow, for the three months period ended March 2023 and 2022 (the “financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2022. The list of notes that were not presented in this unaudited interim condensed is described below:

Note to financial statements of December 31, 2022	Description
3.	Summary of significant accounting policies
4.	Significant accounting judgements, estimates and assumptions
5.	Group structure
11.	Accounts receivable
12.	Recoverable taxes
21.	Social and Statutory obligations
22.	Tax and social security obligations
26. (a)	Key-person management compensation

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the new accounting policies adopted for the current interim reporting period, see Note 2 (b).

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation currency and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

b)	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Those amendments or standards apply for the first time in 2023, but do not have a material impact on the interim condensed consolidated financial statements of the Group:

IFRS 17 – Insurance Contracts: The group evaluated the impacts of applying this standard and concluded that it is not material to its current operations.

Amendments to IAS 1 – Presentation of Financial Statements: Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements.

Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement.

Amendments to IAS 12 – Income Taxes: Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is not applicable to lease operations.

c)	Basis of consolidation

There were no changes since December 31, 2022, in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

(i)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

(ii)	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the Group’s income statement, and the Group’s share of movements in other comprehensive income of the investee in the Group’s other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction of the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

If its interest in the associates and joint ventures decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in income, when appropriate.

(iii)	Interests in associates and joint ventures measured at fair value

The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Managers and XP FIP Endor, which are venture capital organizations. In determining whether the fund meets the definition of a venture capital organization, management considered the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolios is evaluated and managed considering a fair value basis of each investment.

d)	Business combinations and other developments

a)	Business combinations

(i)	Habitat

On February 25, 2022, we entered into a binding agreement to acquire 100% of the total capital of Habitat Capital Partners Asset Management, a manager focused on real estate funds. The asset was created with a focus on real estate operations outside the major Brazilian centers and with a strategy of monitoring the entire process in-house, from securitization to control of collection processes. The closing occurred in May 2022, and the acquisition is not considered material for XP Inc. interim consolidated financial statements. The total consideration is R$65,353, out of which: i) R$35,183 paid in cash, ii) R$17,233 which shall be paid at the end of March 2023 and iii) R$12,937 as a fair value of the contingent consideration. The purchase price was mostly allocated to goodwill (R$ 60,037 – see Note 12), representing the value of expected synergies arising from the acquisition.

In addition, the Company incurred in direct costs for the business combinations which were expensed as incurred.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

(ii)	BTR Benefícios e Seguros

On August 15, 2022, the Group exercised its call options over the equity of BTR Benefícios e Seguros (“BTR”) which allowed the Group to acquire up to 100% of the total share of the company. This acquisition will allow the Group to further strengthen its operations on the Health and Benefits front, with a focus on corporate customers. The management of health plans today is a priority topic on the corporate market agenda as it represents, in Brazil, one of the largest costs to most companies. The closing occurred on October 03, 2022, and the total consideration paid, in cash, was R$1,254. This acquisition is not considered material for XP Inc. consolidated financial statements.

b)	Other developments

(i)	SPAC Transactions

On April 25, 2022, XPAC Acquisition Corp., a special purpose acquisition company sponsored by the Group (“XPAC”), entered into a business combination agreement with SuperBac, a Brazilian biotechnology company. On May 2, 2023, SuperBac informed XPAC that it had decided to terminate the Business Combination Agreement, due to adverse market conditions, among other factors. Following the termination of the proposed business combination with SuperBac, the board of directors of XPAC determined that it is in the best interests of XPAC and its shareholders to accelerate the liquidation date of XPAC and XPAC expects to take necessary steps in furtherance of this.

(ii)	Share purchase agreement signed with Banco Modal S.A

On January 6, 2022, the Group entered into a binding agreement to acquire up to 100% of the total share of Banco Modal which will be paid with up to 19.5 million newly issued XP Inc. Class A shares or Brazilian Depository Receipts (BDR), implying a premium of 35% over Banco Modal’s last thirty days average price. The companies share the common goal of exceeding clients’ expectations and democratizing access to high quality and low-cost financial products and services. The acquisition is expected to deliver solid and sustainable accretion to the shareholders of both companies. As of March 31, 2023, the acquisition is pending approval of the Brazilian Central Bank (BACEN). The transaction was approved by Administrative Council for Economic Defense (CADE) in July 2022.

e)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and joint ventures. Disaggregated information is only reviewed at the revenue level (Note 21), with no corresponding detail at any margin or profitability levels.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 21 (c) for a breakdown of total revenue and income and selected assets by geographic location.

f)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set in the consolidated financial statements for the year ended December 31, 2022.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

3.	Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under resale agreements

	March 31, 2023	December 31, 2022

Collateral held	4,514,560	834,975
National Treasury Notes (NTNs) (i)	1,724,713	645,188
National Treasury Bills (LTNs) (i)	2,300,023	—
Debentures (ii)	351,831	84,065
Real Estate Receivable Certificates (CRI) (ii)	134,373	82,633
Financial credit bills (LF)	1,023	5,438
Other	2,597	17,651

Collateral repledge	7,319,439	6,771,526
National Treasury Bills (LTNs) (i)	110,000	227,713
National Treasury Notes (NTNs) (i)	1,888,307	2,842,159
Financial Treasury Bills (LFTs) (i)	1,800,024	—
Debentures (ii)	1,089,905	929,346
Real Estate Receivable Certificates (CRI) (ii)	2,131,996	2,019,639
Agribusiness Receivables Certificates (CRA)	152,065	101,091
Agribusiness Credit Bill	—	171,730
Other	147,142	479,848

Expected Credit Loss (iii)	(3,917)	(2,681)

Total	11,830,082	7,603,820

(i) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in exclusive funds.

(ii) Refers to fixed-rate fixed-income assets, which are low-risk investments collateral-backed.

(iii) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

As of March 31, 2023, securities purchased under resale agreements were carried out at average interest rates of 13.65% p.a. (13.65% p.a. as of December 31, 2022).

As of March 31, 2023, the amount of R$ 4,126,706 (December 31, 2022 - R$ 646,478), from the total amount of collateral held portfolio, is being presented as cash equivalents in the statements of cash flows.

b)	Securities sold under repurchase agreements

	March 31, 2023	December 31, 2022
National Treasury Bills (LTNs)	2,507,619	8,569,145
National Treasury Notes (NTNs)	12,291,177	12,347,218
Financial Treasury Bills (LFTs)	1,993,038	533,509
Debentures	1,690,234	1,831,846
Real Estate Receivable Certificates (CRI)	6,759,501	6,471,410
Financial credit bills (LF)	151,573	1,111,890
Agribusiness Receivables Certificates (CRA)	528,232	925,073
Total	25,921,374	31,790,091

As of March 31, 2023, securities sold under repurchase agreements were agreed with average interest rates of 13.65% p.a. (December 31, 2022 – 13.65% p.a.), with assets pledged as collateral.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

4.	Securities

a)	Securities classified at fair value through profit and loss are presented in the following table:

	March 31, 2023				December 31, 2022
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)
Financial assets
At fair value through profit or loss
Available portfolio	81,865,361	83,369,090	35,665,204	47,703,886	86,273,732	86,336,920	40,648,295	45,688,625
Brazilian onshore sovereign bonds	21,561,747	23,009,915	20,987,834	2,022,081	25,262,407	25,127,998	22,799,302	2,328,696
Investment funds	46,065,076	46,065,076	1,583,716	44,481,360	42,274,069	42,274,069	2,389,131	39,884,938
Stocks issued by public-held company	4,217,653	4,217,653	3,958,008	259,645	5,494,957	5,494,957	5,155,761	339,196
Debentures	2,871,920	2,853,604	2,318,132	535,472	5,013,524	4,990,882	2,768,843	2,222,039
Structured notes	133,851	173,462	173,462	—	243,790	285,560	285,560	—
Bank deposit certificates (ii)	566,022	579,339	561,828	17,511	525,778	541,294	523,859	17,435
Agribusiness receivables certificates	1,994,033	1,976,547	1,958,509	18,038	1,998,287	1,984,686	1,964,977	19,709
Certificate of real estate receivable	2,329,705	2,317,259	2,315,462	1,797	1,799,625	1,803,111	1,800,671	2,440
Financial credit bills	452,502	492,966	131,501	361,465	663,589	738,028	16,981	721,047
Real estate credit bill	61,216	61,367	61,367	—	2,299,236	2,302,124	2,302,124	—
Others (iv)	1,611,636	1,621,902	1,615,385	6,517	698,470	794,211	641,086	153,125
Investments held in trust accounts	1,142,310	1,142,310	1,142,310	—	1,176,084	1,176,084	1,176,084	—
US government bonds (iii)	1,142,310	1,142,310	1,142,310	—	1,176,084	1,176,084	1,176,084	—
Total	83,007,671	84,511,400	36,807,514	47,703,886	87,449,816	87,513,004	41,824,379	45,688,625

(i)	Those financial products represent investment contracts that have the legal form of retirement plans, which do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). Besides assets which are presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within investment funds line. As of March 31, 2023, those assets represent R$96,227 (December 31, 2022 - R$183,732).

(ii)	Bank deposit certificates include R$236,125 (December 31, 2022 – R$252,877) presented as cash equivalents in the statements of cash flows.

(iii)	Related to investments received through IPO transactions derived by XPAC Acquisition Corp. These funds are restricted for use and may only be used for purposes of completing an initial business combination or redemption of public shares as set forth in XPAC Acquisition Corp. trust agreement.

(iv)	Mainly related to bonds issued and traded overseas and other securities.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

Securities at fair value through other comprehensive income are presented in the following table:

	March 31, 2023		December 31, 2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through other comprehensive income
Brazilian onshore sovereign bonds	27,869,291	28,050,044	33,532,740	32,931,403
Brazilian offshore sovereign bonds	—	—	1,379,129	1,321,258
Foreign sovereign bonds	986,806	1,005,347	—	—
Corporate bonds	94,021	89,670	238,730	226,007
Total	28,950,118	29,145,061	35,150,599	34,478,668

b)	Securities evaluated at amortized cost are presented in the following table:

	March 31, 2023		December 31, 2022
	Gross carrying amount	Book value	Gross carrying amount	Book value
Financial assets
At amortized cost (i)
Brazilian onshore sovereign bonds	7,743,613	7,741,826	5,835,971	5,834,628
Foreign sovereign bonds	879,123	877,634	1,743,688	1,742,311
Rural product note	577,580	577,325	507,131	506,927
Commercial notes	1,708,962	1,708,472	1,188,237	1,188,237
Total	10,909,278	10,905,257	9,275,027	9,272,103

(i) Includes expected credit losses in the amount of R$ 4,021 (December 31, 2022 – R$ 2,924). The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

c)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	March 31, 2023		December 31, 2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities	10,979,734	10,979,734	13,048,246	13,048,246

d)	Debentures designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible Debentures, in the aggregate amount of R$ 500,018, with the objective of funding the Group’s working capital for the construction of “Vila XP” at São Roque, State of São Paulo and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (Brazilian inflation index) plus 5% p.a.

	March 31, 2023		December 31, 2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial liabilities
At fair value through profit or loss
Debentures	580,474	492,352	567,838	481,019

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the three months period ended March 31, 2023.

Determination of own credit risk for items for which the fair value option was elected

The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.

e.1) Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2023, for instruments for which the fair value option has been elected.

	March 31, 2023
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding
Long-term debt
Debentures	580,474	492,352	(88,122)

e)	Securities classified by maturity:

	Assets		Liabilities
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022

Financial assets
At fair value through PL and at OCI
Current	79,578,818	73,569,049	10,979,734	13,048,246
Non-stated maturity	69,866,820	49,001,359	10,979,734	13,048,246
Up to 3 months	2,239,771	18,739,708	—	—
From 4 to 12 months	7,472,227	5,827,982	—	—

Non-current	34,077,643	48,422,623	492,352	481,019
After one year	34,077,643	48,422,623	492,352	481,019

Evaluated at amortized cost
Current	6,387,258	7,952,328	—	—
Up to 3 months	3,338,557	3,327,313	—	—
From 4 to 12 months	3,048,701	4,625,015	—	—

Non-current	4,517,999	1,319,775	—	—
After one year	4,517,999	1,319,775	—	—

Total	124,561,718	131,263,775	11,472,086	13,529,265

The reconciliation of expected loss to financial assets at amortized cost – securities segregated by stages is demonstrated in Note 10.

5.	Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

	March 31, 2023
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	1,808,561,090	5,781,668	93	1,620,238	2,200,409	1,961,021
Swap contracts	72,584,200	2,954,033	4	276,921	241,681	2,435,431
Forward contracts	20,903,989	5,859,428	1	370,163	274,562	5,214,703
Future contracts	47,967,681	420,152	2	84,901	259,818	75,433
Total	1,950,016,960	15,015,281	100	2,352,223	2,976,470	9,686,588

Liabilities
Options	1,293,018,251	7,670,874	89	1,357,782	2,443,785	3,869,307
Swap contracts	66,529,833	1,374,334	5	50,602	270,660	1,053,072
Forward contracts	44,792,647	5,741,117	3	240,846	475,490	5,024,781
Future contracts	43,515,541	286,073	3	133,084	83,963	69,026
Others (i)	84,184	685	0	—	685	—
Total	1,447,940,456	15,073,083	100	1,782,314	3,274,583	10,016,186

	December 31, 2022
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	1,253,758,408	5,542,340	94	1,209,290	1,931,618	2,401,432
Swap contracts	32,705,136	2,828,613	2	62,729	350,012	2,415,872
Forward contracts	16,058,162	549,953	1	352,796	132,119	65,038
Future contracts	34,679,065	296,249	3	73,621	222,628	—
Total	1,337,200,771	9,217,155	100	1,698,436	2,636,377	4,882,342

Liabilities
Options	852,098,826	7,086,946	84	1,387,988	1,781,457	3,917,501
Swap contracts	13,755,838	839,421	1	44,526	261,669	533,226
Forward contracts	13,548,954	511,167	1	150,119	224,932	136,116
Future contracts	140,039,765	161,574	14	53,421	72,349	35,804
Others (i)	84,184	6,301	—	6,301	—	—
Total	1,019,527,567	8,605,409	100	1,642,355	2,340,407	4,622,647

(i)	Related to Public Warrants and Private placement Warrants liabilities issued by XPAC Acquisition Corp.

6.	Hedge accounting

The Group has three types of hedge relationships: hedge of net investment in foreign operations; fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variation;

•	Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

a)	Hedge of net investment in foreign operations

The objective of the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holdings International and XP Advisors Inc. The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non-Deliverable Forward (“NDF”) contracts.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

The Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other		Variation in the amounts used to calculate
Strategies	Assets	Liabilities	comprehensive income	Notional value	hedge ineffectiveness
March 31, 2023
Foreign exchange risk
Hedge of net investment in foreign operations	434,248	—	(16,959)	456,495	17,680
Total	434,248	—	(16,959)	456,495	17,680

December 31, 2022
Foreign exchange risk
Hedge of net investment in foreign operations	395,594	—	(17,281)	414,043	18,480
Total	395,594	—	(17,281)	414,043	18,480

b)	Fair value hedge

The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

The group applies fair value hedges as follows:

•	Hedging the exposure of fixed-income securities carried out through structured notes. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro). The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) recognized in the balance sheet of XP Inc in July 2021 by contracting derivatives.

•	Hedging the exposure of fixed-income securities carried out through sovereign and corporate bonds issued in local or foreign currencies, mainly US Dollars. The market risk hedge strategy involves avoiding temporary fluctuations in statements of income arising from changes in the interest rate market. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other		Variation in the amounts used to calculate
Strategies	Assets	Liabilities	comprehensive income	Notional value	hedge ineffectiveness
March 31, 2023
Interest rate and foreign exchange risk
Structured notes	—	11,806,826	(123,855)	11,825,140	122,882
Issued bonds	—	3,654,263	79,074	3,567,609	(82,223)
Fixed income bonds	1,509,036	—	39,838	1,551,657	(37,490)
Total	1,509,036	15,461,089	(4,943)	16,944,406	3,169

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other		Variation in the amounts used to calculate
Strategies	Assets	Liabilities	comprehensive income	Notional value	hedge ineffectiveness
December 31, 2022
Interest rate and foreign exchange risk
Structured notes	—	10,648,559	726,798	10,663,672	(734,656)
Issued bonds	—	3,889,699	323,881	3,646,613	(362,994)
Fixed income bonds	3,589,909	—	(163,541)	3,577,084	165,164
Total	3,589,909	14,538,258	887,138	17,887,369	(932,486)

c)	Cash flow hedge

In March 2022, XP Inc recorded a new hedge structure, in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share-based compensation plans using SWAP-TRS contracts. The transaction has been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. Labor tax payments are due upon delivery of shares to employees under share-based compensation plans and are directly related to share price at that time.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other		Variation in the amounts used to calculate
Strategies	Assets	Liabilities	comprehensive income	Notional value	hedge ineffectiveness
March 31, 2023
Market price risk
Long term incentive plan taxes	—	179,631	81,386	194,288	(81,678)
Total	—	179,631	81,386	194,288	(81,678)

December 31, 2022
Market price risk
Long term incentive plan taxes	—	262,756	346,900	261,818	(348,248)
Total	—	262,756	346,900	261,818	(348,248)

The table below presents, for each strategy, the nominal value and the adjustments to the fair value of the hedging instruments and the book value of the hedged object:

	March 31, 2023
	Notional		Book value	Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments	amount	Assets	Liabilities
Interest rate risk
Futures	16,668,322	1,509,036	15,184,364	10,305	(528)
Foreign exchange risk
Futures	732,579	434,248	276,725	10,544	(525)
Market price risk
Swaps	194,288	—	179,631	(81,678)	(292)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

	March 31, 2023
	Notional		Book value	Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments	amount	Assets	Liabilities
Interest rate risk
Futures	17,604,185	3,589,909	14,218,543	(890,103)	(41,295)
Foreign exchange risk
Futures	697,227	395,594	319,715	(23,903)	(2,825)
Market price risk
Swaps	261,818	—	262,756	(348,248)	(1,348)

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	March 31, 2023			December 31, 2022
	Hedge instruments		Hedge item	Hedge instruments		Hedge item
Strategies	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value
Hedge of fair value	16,944,406	3,169	(4,943)	17,887,369	(932,486)	887,138
Hedge of net investment in foreign operations	456,495	17,680	(16,959)	414,043	18,480	(17,252)
Hedge of cash flow	194,288	(81,678)	81,386	261,818	(348,248)	346,900
Total	17,595,189	(60,829)	59,484	18,563,230	(1,262,254)	1,216,786

The table below shows the breakdown notional value by maturity of the hedging strategies:

	March 31, 2023
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of fair value	405,687	943,288	4,281,442	8,216,567	2,948,806	148,616	16,944,406
Hedge of net investment in foreign operations	425,034	31,461	—	—	—	—	456,495
Hedge of cash flow	194,288	—	—	—	—	—	194,288
Total	1,025,009	974,749	4,281,442	8,216,567	2,948,806	148,616	17,595,189

	December 31, 2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of fair value	229,368	707,421	2,773,333	5,913,477	5,930,291	2,333,479	17,887,369
Hedge of net investment in foreign operations	381,958	—	32,085	—	—	—	414,043
Hedge of cash flow	261,818	—	—	—	—	—	261,818
Total	873,144	707,421	2,805,418	5,913,477	5,930,291	2,333,479	18,563,230

7.	Loan operations

Following is the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	March 31, 2023	December 31, 2022
Pledged asset loan	20,845,544	20,198,764
Retail	11,272,103	10,932,086
Companies	5,475,177	5,311,675
Credit card	4,098,264	3,955,003
Non-pledged loan	2,321,774	2,061,774
Retail	318,776	309,468
Companies	433,517	546,678
Credit card	1,569,481	1,205,628
Total loans operations	23,167,318	22,260,538
Expected Credit Loss (Note 10)	(60,392)	(49,377)
Total loans operations, net of Expected Loss	23,106,926	22,211,161

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

By maturity	March 31, 2023	December 31, 2022
Overdue by 1 day or more	78,350	69,855
Due in 3 months or less	2,995,344	2,427,127
Due after 3 months through 12 months	6,480,590	7,211,321
Due after 12 months	13,613,034	12,552,235
Total loans operations	23,167,318	22,260,538

By concentration	March 31, 2023	December 31, 2022
Largest debtor	842,496	814,284
10 largest debtors	2,496,263	2,458,714
20 largest debtors	3,253,489	3,241,494
50 largest debtors	4,498,795	4,484,877
100 largest debtors	5,608,605	5,615,708

XP Inc offers loan products through Banco XP to its customers. The loan products offered to its customers are mostly fully collateralized by customers’ investments on XP platform and credit product strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

The reconciliation of loans operations according with IFRS 9 is demonstrated in Note 10.

8.	Prepaid expenses

	March 31, 2023	December 31, 2022
Commissions and premiums paid in advance (a)	3,885,522	3,863,986
Marketing expenses	14,006	16,893
Services paid in advance	48,650	48,775
Other expenses paid in advance	302,080	310,453
Total	4,250,258	4,240,107

Current	836,087	789,609
Non-current	3,414,171	3,450,498

(a) Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the statement of income of the Company, linearly, according to the investment term period.

9.	Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	March 31, 2023	December 31, 2022
Cash and settlement records	559,749	1,394,451
Debtors pending settlement	2,142,902	1,980,341
Other	4,092	1,387
(-) Expected losses on Securities trading and intermediation (a)	(99,634)	(105,179)
Total Assets	2,607,109	3,271,000

Cash and settlement records	367,812	171,659
Creditors pending settlement	2,414,804	2,401,828
Customer's cash on investment account	12,486,775	13,489,210
Total Liabilities	15,269,391	16,062,697

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

(a) The reconciliation of gross carrying amount and the expected loss segregated by stages according to IFRS 9 were demonstrated in Note 10.

10.	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

It is presented below the reconciliation of gross carrying amount of financial assets through other comprehensive income and financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model, the low credit risk simplification and the simplified approach and the ECLs as of March 31, 2023:

	March 31, 2023
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i) (vi)	28,950,118	(6,575)	28,950,118
Financial assets amortized cost
Low credit risk simplification
Securities (i)	10,909,278	(4,021)	10,905,257
Securities purchased under agreements to resell (i)	11,833,999	(3,917)	11,830,082
Three stage model
Loans and credit card operations (ii) (iii) (iv) (vii)	23,167,318	(52,920)	23,114,398
Simplified approach
Securities trading and intermediation	2,718,286	(111,177)	2,607,109
Accounts receivable	641,104	(46,504)	594,600
Other financial assets	2,520,604	(50,913)	2,469,691

Total losses for on-balance exposures	80,740,707	(276,027)	80,471,255

Off-balance exposures (v)	6,108,421	(7,472)	6,100,949
Other off-balance exposures	—	(48,966)	(48,966)

Total exposures	86,849,128	(332,465)	86,523,238

(i)	Financial assets considered in Stage 1.

(ii)	As of March 31, 2023, are presented in Stage 1: Gross amount of R$ 21,922,929 and ECL of R$ 20,011; Stage 2: Gross amount of R$ 1,220,047 and ECL of R$9,233; Stage 3: Gross amount of R$28,857 and ECL of R$ 28,192, respectively.

(iii)	Gross amount: As of March 31, 2023, there were transfers between Stage 1 to Stage 2 of R$ 421,734; Stage 1 to Stage 3 of R$4,081; Stage 2 to Stage 1 of R$ 209,138; Stage 2 to Stage 3 of R$ 11,649; Stage 3 to Stage 1 of R$ 43; and stage 3 to write-off of R$ 4,515.

(iv)	Expected credit loss: As of March 31, 2023, there were transfers between Stage 1 to Stage 2 of R$4,653; Stage 1 to Stage 3 of R$ 3,119; Stage 2 to Stage 1 of R$ 327 and Stage 2 to Stage 3 of R$ 7,658, Stage 3 to Stage 1 of R$ 2.

(v)	Include credit cards limits and letters of guarantee.

(vi)	The loss allowance for ECL of R$ 6,575 on securities at fair value through other comprehensive income does not reduce the carrying amount, but an amount equal to the allowance is recognized in OCI as an accumulated impairment amount, with corresponding impairment gains or losses recognized in the statement of income.

(vii)	In the three months period ended March 31, 2023, there was R$ 4,515 of credit write-off.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

	December 31, 2022
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i)	35,150,599	(8,077)	35,142,522
Financial assets amortized cost
Low credit risk simplification
Securities (i)	9,275,027	(2,924)	9,272,103
Securities purchased under agreements to resell (i)	7,606,501	(2,681)	7,603,820
Three stage model
Loans and credit card operations (ii) (iii)(iv)	21,168,048	(43,149)	21,124,899
Simplified approach
Securities trading and intermediation	3,376,179	(105,179)	3,271,000
Accounts receivable	632,673	(34,786)	597,887
Other financial assets	3,568,298	(51,109)	3,517,189

Total losses for on-balance exposures	80,777,325	(247,905)	80,529,420

Off-balance exposures (credit card limits) (v)	4,759,298	(6,228)	4,753,070
Other off-balance exposures	—	(15,214)	(15,214)

Total exposures	85,536,623	(269,347)	85,267,276

(i)	Financial assets considered in Stage 1.

(ii)	As of December 31, 2022 are presented in Stage 1: Gross amount of R$ 21,168,048 and ECL of R$ 21,312, Stage 2: Gross amount of R$ 1,073,170 and ECL of R$ 7,656, Stage 3: Gross amount of R$ 19,319 and ECL of R$ 14,181 respectively.

(iii)	As of December 31, 2022 there were transfers between Gross amount Stage 1 to Stage 2 of R$ 945,055, Stage 1 to Stage 3 of R$ 12,373, Stage 2 to Stage 1 of R$ 449,698, Stage 2 to Stage 3 of R$ 6,642, Stage 3 to Stage 1 of R$ 5 and Stage 3 to Stage 2 of R$ 5.

(iv)	As of December 31, 2022 there were transfers between ECL Stage 1 to Stage 2 of R$ 6,940, Stage 1 to Stage 3 of R$ 8,624, Stage 2 to Stage 1 of R$ 1,091 and Stage 2 to Stage 3 of R$ 5,308.

(v)	As of December 31, 2022, there were no transfers between stages.

11.	Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of March 31, 2023 and December 31, 2022.

Entity	December 31, 2022	Changes in Equity	Equity in earnings / Fair value	Other comprehensive income	March 31, 2023
Equity-accounted method
Associates (i.a)	748,306	(11,033)	19,146	2,430	758,849
Measured at fair value
Associates (ii)	1,523,425	(22,388)	(3,411)	—	1,497,626
Total	2,271,731	(33,421)	15,735	2,430	2,256,475

Entity	December 31, 2021	Changes in Equity	Equity in earnings / Fair value	Other comprehensive income	March 31, 2022
Equity-accounted method
Associates	790,744	—	(13,758)	(621)	776,365
Joint ventures	1,197	—	(483)	—	714
Measured at fair value
Associates (ii)	1,221,424	111,989	52,249	—	1,385,662
Total	2,013,365	111,989	38,008	(621)	2,162,741

(i) As of March 31, 2023 and December 31, 2022, includes the interests in the total and voting capital of the following companies:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

(a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% of the total and voting capital on March 31, 2023, and December 31, 2022); Primo Rico Mídia, Educacional e Participações Ltda. (21.83% of the total and voting capital on March 31, 2023 and 29.26% on December 31, 2022); NK112 Empreendimentos e Participações S.A. (49.9% of the total and voting capital on March 31, 2023, and December 31, 2022).

(ii) As mentioned in Note 2 (c)(iii), the Group valued the investments held through our investment funds at fair value. The fair value of investments is presented in the statement of income as Net income/(loss) from financial instruments at fair value through profit or loss.

12.	Property, equipment, goodwill, intangible assets and lease

a)	Changes in the period

	Property and equipment	Intangible assets

As of January 1, 2022	313,964	820,975
Additions	8,400	5,184
Write-offs	—	(5,164)
Transfers	(15,000)	—
Foreign exchange	(1,641)	—
Depreciation / amortization in the period	(7,689)	(27,209)
As of March 31, 2022	298,034	793,786
Cost	363,995	1,056,591
Accumulated depreciation / amortization	(65,961)	(262,805)

As of January 1, 2023	310,894	844,182
Additions	1,929	8,348
Write-offs	(364)	(1,566)
Foreign exchange	(274)	—
Depreciation / amortization in the period	(7,781)	(21,326)
As of March 31, 2023	304,404	829,638
Cost	403,441	1,160,700
Accumulated depreciation / amortization	(99,037)	(331,062)

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating units (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2022. As of March 31, 2023, there were no indicators of a potential impairment of goodwill.

c)	Leases

Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period.

	Right-of-use assets	Lease liabilities
As of January 1, 2022	284,509	318,555
Additions (i)	14,028	14,118
Depreciation expense	(26,001)	—
Interest expense	—	5,703
Revaluation	8,127	(90)
Effects of exchange rate	(12,022)	(13,852)
Payment of lease liabilities	—	(24,624)
As of March 31, 2022	268,641	299,810
Current	—	91,503
Non-current	268,641	208,307

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

	Right-of-use assets	Lease liabilities
As of January 1, 2023	258,491	285,638
Depreciation expense	(18,735)	—
Write-off	(3,395)	—
Interest expense	—	6,146
Revaluation	268	—
Effects of exchange rate	(3,206)	(3,380)
Payment of lease liabilities	—	(27,477)
As of March 31, 2023	233,423	260,927
Current	—	49,487
Non-current	233,423	211,440

The Group did not recognize rent expense from short-term leases and low-value assets for the three month period ended March 31, 2023 and March 31, 2022. The total rent expense of R$ 5,575 (R$2,351 – March 31, 2022) includes other expenses related to leased offices such as condominiums for the period ended March 31, 2023.

13.	Financing Instruments Payable

	March 31, 2023	December 31, 2022
Market funding operations (a)	40,750,447	38,093,772
Deposits	21,025,125	20,261,532
Demands deposits	868,100	803,031
Time deposits	20,143,287	19,445,276
Interbank deposits	13,738	13,225
Financial bills	6,346,534	5,675,596
Structured notes	13,204,014	12,109,576
Others	174,774	47,068
Debt securities (b)	5,731,367	5,589,857
Debentures	2,234,769	2,028,681
Bond	3,496,598	3,561,176
Total	46,481,814	43,683,629

Current	19,629,697	19,794,572
Non-current	26,852,116	23,889,057

(a)	Maturity

Maturity - March 31, 2023
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	868,100	—	—	—	—	—	868,100
Time deposits	4,085,031	4,592,362	3,022,600	2,043,394	2,025,468	4,374,432	20,143,287
Interbank deposits	—	2,990	—	—	—	10,748	13,738
Financial bills	146,991	221,649	1,321,777	87,525	488,143	4,080,449	6,346,534
Structured notes	13,258	16,086	1,957	101,463	213,764	12,857,486	13,204,014
Others	2,597	10,828	—	—	31,831	129,518	174,774
Total	5,115,977	4,843,915	4,346,334	2,232,382	2,759,206	21,452,633	40,750,447

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

Maturity – December 31, 2022
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	803,031	—	—	—	—	—	803,031
Time deposits	3,604,494	4,273,475	5,187,106	1,382,514	2,016,732	2,980,955	19,445,276
Interbank deposits	—	—	—	3,092	—	10,133	13,225
Financial bills	—	—	2,390	1,637,547	405,901	3,629,758	5,675,596
Structured notes	—	—	5,720	35,773	261,019	11,807,064	12,109,576
Others	—	—	1,031	13,053	32,984	—	47,068
Total	4,407,525	4,273,475	5,196,247	3,071,979	2,716,636	18,427,910	38,093,772

(b)	Debt securities

The total balance is comprised of the following issuances:

		March 31, 2023			December 31, 2022
	Rate type	Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total
Bonds (i)	Fixed rate	123,703	3,372,895	3,496,598	128,710	3,432,466	3,561,176
Debentures (ii) (iii)	Floating rate	208,180	2,026,589	2,234,769	106,118	1,922,563	2,028,681
Total		331,883	5,399,484	5,731,367	234,828	5,355,029	5,589,857
Current				331,883			234,828
Non-Current				5,399,484			5,355,029

(i)	XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$ 3,697 million) with maturity on July 1, 2026, and bear interest at the rate of 3.250% per year and will be guaranteed by XP Investimentos S.A.

(ii)	XP Energia issuance

On December 8, 2021, XP Energia issued non-convertible Debentures in the amount of R$485,511. The Debentures series has a maximum authorized issuance up to R$1,000,000. The objective is to fund the Group’s working capital and treasury investments related to wholesale electricity trade business. The principal amount is due and will be paid on the maturity date of December 8, 2023. The interest rate is CDI+2.5% annually payable. On March 31, 2023, the total amount is R$ 765,077, out of which R$ 240,716 is held by entities outside the Group and as such is included in the consolidated financial statement.

(iii)	XP Investimentos debentures

On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$1,800,000 (R$900,000 of series 1 and R$900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$1,800,000. The principal amount is due and will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. On March 31, 2023, the total amount is R$ 1,994,053.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

14.	Borrowings

	Annual interest rate %	Maturity	March 31, 2023	December 31, 2022

Financial institution (i)	2.55%	May 2023	1,535,724	1,586,052
Financial institution (ii)	CDI (*) + 0.74%	April 2023	289,457	279,828
Third parties			1,825,181	1,865,880

Total borrowings			1,825,181	1,865,880

Current			1,825,181	1,865,880
Non-current			—	—

(*) Brazilian Interbank Offering Rate (CDI).

(i) Loan agreement with Banco Nacional de México. On May 2022, the loan agreement was rolled over for 1 year, amending the maturity to May 2023. On May 5, 2023, according to the maturity date, the loan agreement was fully settled.

(ii) Loan agreement entered into on March 28, 2018 with the International Finance Corporation (IFC). The principal amount is due on the maturity date and accrued interests payable at every six months. On April 17, 2023, according to the maturity date, the loan agreement was fully settled.

Some of the obligations above contain financial covenants, which have certain performance conditions. The Group has complied with these covenants throughout the reporting period (Note 29 (ii)).

15.	Other financial assets and financial liabilities

a)	Other financial assets

	March 31, 2023	December 31, 2022
Foreign exchange portfolio	1,731,739	2,145,174
Receivables from IFAs	171,967	172,884
Compulsory and other deposits at central banks	538,296	1,119,169
Other financial assets	78,602	131,071
(-) Expected losses on other financial assets (i)	(50,913)	(51,109)
Total	2,469,691	3,517,189

Current	1,868,171	2,791,244
Non-current	601,520	725,945

(i) The reconciliation of gross carrying amount and the expected loss according to IFRS 9 are presented in Note 10.

b)	Other financial liabilities

	March 31, 2023	December 31, 2022
Foreign exchange portfolio	2,035,963	2,405,429
Structured financing (i)	2,393,009	1,933,522
Credit cards operations	5,245,340	4,987,390
Contingent consideration (ii)	562,559	566,930
Commitments subject to possible redemption (iii)	1,008,321	1,049,130
Lease liabilities	260,927	285,638
Others	267,596	326,174
Total	11,773,715	11,554,213

Current	11,242,441	11,014,262
Non-current	531,274	539,951

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

(i) Financing for maintenance of financial assets required to perform financial transactions.

(ii) Contractual contingent considerations mostly associated with the investment acquisition. The maturity of the total contingent consideration payment is up to 5 years and the contractual maximum amount payable is R$ 1,105,000 (the minimum amount is zero).

(iii) Related to the IPO transaction of XPAC Acquisition Corp. that occurred on August 3, 2021. The capital issued by XPAC Acquisition Corp. includes conditionally redeemable Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control. The noncontrolling shareholders of XPAC Acquisition Corp. have the right to redeem their shares in cash at the earliest of (i) upon the completion of XPAC Acquisition Corp’s initial business combination or (ii) 24 months from the closing of the IPO transaction. See note 2 (d)(b)(i).

16.	Retirement plans liabilities

As of March 31, 2023, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 4 (a)(i)).

Changes in the period:

	Three months period ended March 31,
	2023	2022
As of January, 1	45,733,815	31,921,400
Contributions received	534,716	899,664
Transfer with third party plans	2,033,910	3,206,658
Withdraws	(1,070,417)	(819,953)
Other provisions (Constitution/Reversion)	102,352	52,385
Monetary correction and interest income	471,873	946,645
As of March, 31	47,806,249	36,206,799

17.	Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance sheet		Net change in the three months period ended March 31,
	March 31, 2023	December 31, 2022	2023	2022

Tax losses carryforwards	619,152	575,120	44,032	374,528
Goodwill on business combinations (i)	6,644	6,376	268	(5,974)
Provisions for IFAs’ commissions	79,113	71,986	7,127	9,415
Revaluations of financial assets at fair value	(27,248)	(214,456)	187,208	(101,286)
Expected credit losses (ii)	71,390	58,208	13,182	6,094
Profit sharing plan	96,992	269,949	(172,957)	(187,269)
Net gain (loss) on hedge instruments	(29,211)	(11,169)	(18,042)	(37,189)
Share based compensation	595,113	566,721	28,392	65,603
Other provisions	93,737	178,104	(84,367)	(19,875)
Total	1,505,682	1,500,839	4,843	104,047
Deferred tax assets	1,582,107	1,611,882
Deferred tax liabilities	(76,425)	(111,043)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

(i)	For tax purposes, goodwill is amortized over 5 years on a straight-line basis when the acquired entity is sold or merged into another entity.

(ii)	Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	Three months period ended March 31,
	2023	2022

As of January, 1	1,480,442	1,244,135
Foreign exchange variations	18,484	(8,788)
Charges to statement of income	67,844	165,187
Tax relating to components of other comprehensive income	(61,088)	(52,352)
As of March 31,	1,505,682	1,348,182

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 10,428 (December 31, 2022 - R$ 13,001) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

b)	Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the three months period ended March 31:

	Three months period
	ended March 31,
	2023	2022

Income before taxes	816,148	856,439
Combined tax rate in Brazil (a)	34%	34%
Tax expense at the combined rate	277,490	291,189

Income (loss) from entities not subject to taxation	392	22
Effects from entities taxed at different rates	9,525	28,559
Effects from entities taxed at different taxation regimes (b)	(269,681)	(314,649)
Intercompany transactions with different taxation	(16,820)	(17,447)
Tax incentives and related donation programs	(729)	—
Non-deductible expenses (non-taxable income), net	(3,808)	6,774
Others	23,834	7,742
Total	20,203	2,190

Current	88,085	164,147
Deferred	(67,882)	(161,957)
Total expense / (credit)	20,203	2,190

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions

Other comprehensive income

The tax (charge) credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge)/ Credit	After tax

Foreign exchange variation of investees located abroad	(51,541)	—	(51,541)
Gains (losses) on net investment hedge	76,109	(28,617)	47,492
Changes in the fair value of financial assets at fair value	70,206	(23,598)	46,608
As of March 31, 2022	94,774	(52,215)	42,559

Foreign exchange variation of investees located abroad	(17,996)	—	(17,996)
Gains (losses) on net investment hedge	31,482	(10,611)	20,871
Changes in the fair value of financial assets at fair value	130,861	(50,477)	80,384
As of March 31, 2023	144,347	(61,088)	83,259

18.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35 thousand, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

On October 8, 2021 XP Inc issued 489,759 Class A common shares (R$ 112,642) as part of our acquisition of a minority stake of Jive Investments (non-cash transaction).

On January 10, 2022, XP Inc issued 445,328 Class A common shares (R$ 70,030) as part of our acquisition of a minority stake of Vista Capital (non-cash transaction).

As of March 31, 2023, the Company had R$24 of issued capital which were represented by 447,801,661 Class A common shares and 112,717,094 Class B common shares.

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

The Board of Directors approved in December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of March 31, 2023, the outstanding number of shares reserved under the plans were 13,012,180 restricted stock units (“RSUs”) (December 31, 2022 - 13,684,424) and 1,901,420 performance stock units (“PSUs”) (December 31, 2022 - 2,527,242) to be issued at the vesting date.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

(c)	Treasury shares

The Group recognized amounts of treasury shares as a result of: (i) the merger of XPart into XP Inc., which was settled through XP Inc.’s own shares; (ii) the share buy-back program, approved in May 2022 and amended in November 2022; (iii) the shares purchase agreements with Itaú Unibanco, signed on June and November 2022. The treasury shares are registered as a deduction from equity until the shares are canceled or reissued.

As of March 31, 2023, the Group held 32,320,276 shares in treasury (19,203,135 – December 31, 2022) with an amount of R$ 2,902,621 (R$ 1,986,762 - December 31, 2022).

(d)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the three months period ended March 31, 2023, XP Inc. has not declared and paid dividends to the shareholders.

Non-controlling shareholders of some XP Inc’s subsidiaries has received dividends in the period ended on March 31, 2023.

(e)	Other comprehensive income

Other comprehensive income is comprised of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

19.	Related party transactions

The main transactions carried with related parties, conducted on an arm’s length basis, including interest rates, terms and guarantees, and period-end balances arising from such transactions are as follows:

	Assets (Liabilities)		Revenue (Expenses)
			Three months
			period ended March 31,
Relation and transaction	March 31 , 2023	December 31, 2022	2023	2022

Shareholders with significant influence (i)	2,338,479	(3,562,079)	8,499	(51,846)
Securities	238,325	238,088	8,813	4,411
Securities purchased under agreements to resell	2,099,999	—	2,623	3,610
Accounts receivable	155	476	418	193
Securities sold under repurchase agreements	—	(3,800,643)	(3,355)	(60,060)

(i)	These transactions are mainly related to Itaúsa S.A. Group.

Transactions with related parties also includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; (v) insurance and (vi) loan operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

20.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	March 31, 2023	December 31, 2022
Civil contingencies	22,290	20,419
Labor contingencies	8,130	7,908
Other provisions (i)	48,968	15,214
Total provision	79,388	43,541

Judicial deposits (ii)	12,341	12,077

(i)	The Group recorded a provision for the credit risk exposure related to probable future payments expected to occur in the ordinary course of its operations.

(ii)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the balance sheets and referred above for information.

Changes in the provision during the period

	Three months period ended March 31,
	2023	2022
At the beginning of period	43,541	29,308
Monetary correction	1,386	1,640
Provision accrued	34,789	901
Provision reversed	(129)	(202)
Payments	(199)	(968)
At the end of period	79,388	30,679

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

Nature of claims

a)	Civil

Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of March 31, 2023, there were 231 (December 31, 2022 - 181) civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 22,290 (December 31, 2022 - R$ 20,419).

b)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of March 31, 2023, the Company and its subsidiaries are the defendants in 31 cases (December 31, 2022 - 28) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 8,130 (December 31, 2022 - R$ 7,908).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions constituted, the Company and its subsidiaries have several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible, and the contingencies amount to approximately R$ 928,404 (December 31, 2022 - R$ 893,745).

Below is summarized these possible claims by nature:

	March 31, 2023	December 31, 2022
Tax (i)	576,461	543,463
Civil (ii)	330,361	335,644
Labor	21,582	14,638
Total	928,404	893,745

(i)	Employees Profit Sharing Plans: At the end of years 2015, 2019 and 2021 tax authorities issued assessments against the Group claiming mainly for allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to calendar years of 2011, 2015, 2017 and 2018. According to the tax authorities the Group profit sharing plans did not comply with the provisions of Law 10,101/00.

a.	Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits for the judgment of the special appeal by the Superior Court of the Administrative Council of Tax Appeals (“CARF”). There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice. The amount claimed is R$ 19,881.

b.	Tax assessment related to 2015: The first administrative appeal was denied, and currently the Group awaits for the judgment of the second appeal by the CARF. There are other favorable CARF precedents on the subject and the Group obtained legal opinions that support the Group’s defense and current practice. The amount claimed is R$ 50,928.

c.	Tax assessment related to 2017: In addition to the claim related to the employees profit sharing plan tax authorities are also challenging the deductibility for Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) purposes of the amounts paid under such plan to the members of the Group’s Council. An administrative appeal was filed against the assessment, which is awaiting judgment by the Federal Revenue Service of Brazil (“RFB”). The total amount claimed is R$110,332.

d.	Tax assessment related to 2018: The Group will appeal against the assessment. The total amount claimed is R$131,943 and the risk of loss for this claim was classified as possible.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

e.	In June 2022, the Group was notified by the Public Labor Ministry for allegedly unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense and awaits for the judgment of the appeal. The total amount claimed is R$ 131,785. The risk of loss for this claim was classified as possible.

(ii)	Amortization of goodwill: The Group also received three tax assessments in which the tax authorities challenge the deductibility for Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities the respective goodwill was registered in violation of Laws 9,532/97 and 12,973/14, respectively. Currently, the three proceedings are pending judgment by the first instance of RFB. Also, the Group has filed two lawsuits to prevent the issuance of new tax assessments related to such goodwill for other periods.

(iii)	The Group is defendant in 773 (December 31, 2022 – 688) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

21.	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Three months period ended March 31,
	2023	2022
Major service lines
Brokerage commission	494,017	560,353
Securities placement	248,574	290,965
Management fees	381,645	329,002
Insurance brokerage fee	41,365	36,193
Educational services	13,224	7,838
Commission fees	189,471	93,281
Other services	100,765	88,603
Gross revenue from services rendered	1,469,061	1,406,235
(-) Sales taxes and contributions on services (i)	(123,077)	(141,283)
Net revenue from services rendered	1,345,984	1,264,952

(i) Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)	Net income/(loss) from financial instruments

	Three months period ended March 31,
	2023	2022
Net income/(loss) from financial instruments at fair value through profit or loss	1,330,060	2,015,661
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	526,600	(151,653)
Total income from financial instruments	1,856,660	1,864,008
(-) Taxes and contributions on financial income	(68,655)	(7,613)
	1,788,005	1,856,395

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Three months period ended March 31,
	2023	2022
Brazil	3,022,295	3,023,702
United States	95,965	95,620
Europe	15,729	2,025
Revenues	3,133,989	3,121,347

	March 31, 2023	December 31, 2022
Brazil	9,015,004	8,649,964
United States	509,020	488,158
Europe	60,292	49,496
Selected assets (i)	9,584,316	9,187,618

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

22.	Operating costs

	Three months period ended March 31,
	2023	2022
Commission and incentive costs	720,918	636,083
Operating losses	40,621	14,198
Other costs	254,986	214,003
Clearing house fees	100,161	101,629
Third parties’ services	16,229	14,133
Credit card cashback	89,731	49,222
Other (i)	48,865	49,019
Total	1,016,525	864,284

(i)	Other costs include operational losses incurred in the ordinary course of the Group’s business and other costs.

23.	Operating expenses by nature

	Three months period ended March 31,
	2023	2022

Selling Expenses (a)	14,942	19,182

Administrative expenses	1,093,939	1,292,702
Personnel expenses	759,662	899,486
Compensation	248,888	421,009
Employee profit-sharing and bonus	305,864	272,966
Executives profit-sharing	36,468	24,731
Other personnel expenses (b)	168,442	180,780
Other taxes expenses	18,700	11,155
Depreciation of property and equipment and right-of-use assets	26,516	33,690
Amortization of intangible assets	21,326	27,209
Data processing	155,755	148,159
Technical services	30,086	30,135
Third parties' services	45,107	115,717
Other administrative expenses (c)	36,787	27,151
Total	1,108,881	1,311,884

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

(a) Selling expenses refer to advertising and publicity.

(b) Other personnel expenses include benefits, social charges and others.

(c) Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

24.	Other operating income (expenses), net

	Three months period ended March 31,
	2023	2022

Other operating income	40,080	19,175
Revenue from incentives from Tesouro Direto, B3 and Others	2,758	3,642
Other operating income (a)	37,322	15,533

Other operating expenses	(21,199)	(19,133)
Legal proceedings and agreement with customers	(592)	(3,423)
Charity	(4,347)	(5,886)
Other operating expenses (b)	(16,260)	(9,824)
Total	18,881	42

(a) Other operating income include recovery of charges and expenses, reversal of operating provisions, interest received on tax and others.

(b) Other operating expenses include fines and penalties, association and regulatory fees and other expenses.

25.	Share-based plan

Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares.

Set out below are summaries of XP Inc's Restricted Stock Units (“RSU”) and Performance Stock Units (“PSU”) activity for the three months period ended March 31, 2023.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1	13,684,424	2,527,242	16,211,666
Forfeited	(672,244)	(625,822)	(1,298,066)
Outstanding, March 31	13,012,180	1,901,420	14,913,600

As of March 31, 2023, total compensation expense of the plans was R$68,412 (2022 - R$163,684), including R$ 29,262 (2022 - R$9,048) of tax provisions, and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

The original weighted-average grant-date fair value of RSU and PSU shares was US$27 and US$ 34.56 respectively. In May 2020, the Company decided to update the measurement condition of its PSU shares, replacing the TSR measurement from US Dollars (US$) to Brazilian Reais (R$), being therefore subject to exchange variation. The weighted-average grant-date fair value of PSU shares for the updated plan was US$52.41. The incremental fair value will be recognized as an expense over the period from the modification date to the end of the vesting period. All other conditions of the PSU shares plan have not been modified.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

26.	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the three months period ended of March 31:

	Three months period ended March 31,
	2023	2022
Net income attributable to owners of the Parent	795,945	854,104
Basic weighted average number of outstanding shares (i)(iii)	536,103	558,871
Basic earnings per share - R$	1.4847	1.5273
Effect of dilution
Shared-based plan (ii) (iii)	845	17,906
Diluted weighted average number of outstanding shares (iii)	536,948	576,777
Diluted earnings per share - R$	1.4823	1.4799

(i)	See on Note 18, the number of XP Inc.’s outstanding common shares during the period.

(ii)	See on Note 25, the number of shares granted and forfeited during the period regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

27.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e., Stock Exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as an instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) - The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward - at the market quotation value, and the installments receivable or payable are prefixed to a future date, adjusted to present value, based on market rates published at B3.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options - option contracts give the purchaser the right to buy the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities - Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

•	Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

•	Contingent consideration: Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	March 31, 2023
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	74,284,375	10,227,025	—	84,511,400	84,511,400
Derivative financial instruments	420,152	14,595,129	—	15,015,281	15,015,281
Investments in associates measured at fair value	—	—	1,497,626	1,497,626	1,497,626
Fair value through other comprehensive income
Securities	29,145,061	—	—	29,145,061	29,145,061
Evaluated at amortized cost
Securities	8,618,715	2,385,260	—	11,003,975	10,905,257
Securities purchased under agreements to resell	—	11,548,383	—	11,548,383	11,830,082
Securities trading and intermediation	—	2,607,109	—	2,607,109	2,607,109
Accounts receivable	—	594,600	—	594,600	594,600
Loan operations	—	22,383,924	—	22,383,924	23,106,926
Other financial assets	—	2,469,691	—	2,469,691	2,469,691
Financial liabilities
Fair value through profit or loss
Securities	10,979,734	492,352	—	11,472,086	11,472,086
Derivative financial instruments	286,758	14,786,325	—	15,073,083	15,073,083
Evaluated at amortized cost
Securities sold under repurchase agreements	—	25,902,028	—	25,902,028	25,921,374
Securities trading and intermediation	—	15,269,391	—	15,269,391	15,269,391
Financing instruments payable	—	46,312,353	—	46,312,353	46,481,814
Borrowings	—	1,801,869	—	1,801,869	1,825,181
Accounts payables	—	585,660	—	585,660	585,660
Other financial liabilities	—	11,211,156	562,559	11,773,715	11,773,715

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

	December 31, 2022
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	73,022,643	14,490,361	—	87,513,004	87,513,004
Derivative financial instruments	296,249	8,920,906	—	9,217,155	9,217,155
Investments in associates measured at fair value	—	—	1,523,425	1,523,425	1,523,425
Fair value through other comprehensive income
Securities	34,478,668	—	—	34,478,668	34,478,668
Evaluated at amortized cost
Securities	7,579,658	1,695,368	—	9,275,026	9,272,103
Securities purchased under agreements to resell	—	7,172,777	—	7,172,777	7,603,820
Securities trading and intermediation	—	3,271,000	—	3,271,000	3,271,000
Accounts receivable	—	597,887	—	597,887	597,887
Loan operations	—	20,874,930	—	20,874,930	22,211,161
Other financial assets	—	3,517,189	—	3,517,189	3,517,189
Financial liabilities
Fair value through profit or loss
Securities loaned	13,048,246	481,019	—	13,529,265	13,529,265
Derivative financial instruments	167,874	8,437,535	—	8,605,409	8,605,409
Evaluated at amortized cost
Securities sold under repurchase agreements	—	31,370,050	—	31,370,050	31,790,091
Securities trading and intermediation	—	16,062,697	—	16,062,697	16,062,697
Financing instruments payable	—	43,669,798	—	43,669,798	43,683,629
Borrowings	—	1,814,714	—	1,814,714	1,865,880
Accounts payables	—	617,394	—	617,394	617,394
Other financial liabilities	—	10,987,283	566,930	11,554,213	11,554,213

As of March 31, 2023, and December 31, 2022, the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 12.29% p.a. change in the discount rate by 100 bps would increase/decrease the fair value by R$ 7,817. The change in the fair value in the contingent consideration between the acquisition date and March 31, 2023, was not material.

The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$ 14,976.

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of March 31, 2023, the Group had no transfers between Level 2 and Level 3.

28.	Management of financial risks and financial instruments

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding one specific subsidiary XP CCTVM, the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seek to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2022. There have been no changes in the risk management department or in any risk management policies since the year-end.

Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

				March 31, 2023
Trading portfolio	Exposures	Scenario
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(171)	(96,247)	(139,667)
Exchange coupons	Foreign currencies coupon rate	(123)	(5,507)	(9,155)
Foreign currencies	Exchange rates	(3,382)	(127,810)	(368,892)
Price indexes	Inflation coupon rates	(153)	(24,624)	(45,964)
Shares	Shares prices	(5,954)	(95,908)	(425,134)
Seed Money (i)	Seed Money	(6,942)	(173,561)	(347,121)
		(16,725)	(523,657)	(1,335,933)

				December 31, 2022
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(174)	(231,438)	(483,589)
Exchange coupons	Foreign currencies coupon rate	(15)	(5,407)	(10,418)
Foreign currencies	Exchange rates	(2,089)	22,825	(120,873)
Price indexes	Inflation coupon rates	(118)	(19,523)	(40,147)
Shares	Shares prices	(4,689)	(46,927)	(242,687)
Seed Money (i)	Seed Money	(6,685)	(167,106)	(334,211)
		(13,770)	(447,576)	(1,231,925)

(i)	Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, price of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor.

29.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital based on the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, Structured financing and debentures as shown in the balance sheet) less cash and cash equivalent (including cash, Securities purchased under agreements to resell and certificate deposits as shown in the statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

The net debt and corresponding gearing ratios as of March 31, 2023, and December 31, 2022, were as follows:

	March 31, 2023	December 31, 2022
Group debt (Note 30) (i)	8,309,827	8,175,437
Structured financing (Note 15 (b))	2,393,009	1,933,522
Total debt	10,702,836	10,108,959
Cash	(3,088,840)	(3,553,126)
Securities purchased under agreements to resell (Note 3 (a))	(4,126,706)	(646,478)
Certificate deposits (Securities) (Note 4 (a))	(236,125)	(252,877)
Deposits at Central Bank (Note 15 (a))	(130,000)	(514,999)
Net debt	3,121,165	5,141,479

Total Equity attributable to owners of the Parent company	17,038,650	17,035,735
Total capital	20,159,815	22,177,214
Gearing ratio %	15.48%	23.18%

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary XP CCTVM, leader of the Prudential Conglomerate (which includes Banco XP), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in Private Pension Business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

On March 31, 2023 the subsidiaries XP CCTVM and XP Vida e Previdência were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

(ii)	Financial covenants

In relation to the long-term debt contracts, including multilateral instruments, recorded within “Borrowings” (Note 14), the Group is required to comply with certain performance conditions, such as profitability and efficiency indexes.

As of March 31, 2023, the amount of contracts under financial covenants is R$ 289,457 (December 31, 2022 – R$ 279,828). The Group has complied with these covenants throughout the reporting period.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of March 31, 2023 In thousands of Brazilian Reais, unless otherwise stated

30.	Cash flow information

a.	Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and notes	Bonds	Total
Total debt as of January 1, 2022	1,928,782	318,555	705,975	4,128,306	7,081,618
Acquisitions / Issuance	—	14,118	—	—	14,118
Payments	—	(24,624)	—	—	(24,624)
Revaluation	—	(90)	—	—	(90)
Net foreign exchange differences	(248,745)	(13,852)	—	(632,026)	(894,623)
Interest accrued	10,464	5,703	25,119	21,787	63,073
Interest paid	—	—	(6,510)	—	(6,510)
Total debt as of March 31, 2022	1,690,501	299,810	724,584	3,518,067	6,232,962

Total debt as of January 1, 2023	1,865,880	285,638	2,596,519	3,911,383	8,659,420
Acquisitions / Issuance	—	—	134,598	—	134,598
Payments	—	(27,477)	—	—	(27,477)
Net foreign exchange differences	(61,610)	(3,380)	—	(148,910)	(213,900)
Interest accrued	20,911	6,146	91,009	34,731	152,797
Interest paid	—	—	(6,883)	—	(6,883)
Total debt as of March 31, 2023	1,825,181	260,927	2,815,243	3,797,204	8,698,555

(i) Debt securities includes Debentures measured at FVPL presented in Note 7(e) and does not include fair value adjustments of (i) Debentures - R$ 88,122 (R$ 86,819 - 2022) and (ii) Bonds - R$ 300,606 (R$ 350,207 - 2022).

31.	Subsequent events

On April 5, 2023, the Company’s Board of Directors approved the cancellation of 31,267,095 Class A shares (5.6% of total shares) held by the Company in treasury. Total share count, on April 5, 2023, went from 560,534,012 to 529,266,917 after cancellation.